UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Amendment No. 2

Blackberry Limited

(Name of Issuer)

Common

(Title of Class of Securities)

09228F103

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 09228F103

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Canso Investment Counsel Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 36,672,050

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 38,397,350

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 38,397,350

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.8%

12.	Type of Reporting Person (See Instructions) FI

Pursuant to Rule 13d-3(d)(1) aggregate amount of shares beneficially owned includes (i) 36,942,900 shares issuable upon the conversion of $369,429,000.00 principal amount of convertible debentures of Blackberry Limited and (ii) 225,900 shares, which may be acquired upon the exercise of a call option that expires in January 2017.

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Item 1.
	(a)	Name of Issuer Blackberry Limited
	(b)	Address of Issuer’s Principal Executive Offices 2200 University Ave. East, Waterloo, ON N2K 0A7, Canada

Item 2.
	(a)	Name of Person Filing Canso Investment Counsel Ltd.
	(b)	Address of Principal Business Office or, if none, Residence 100 York Boulevard, Suite 550 Richmond Hill, Ontario, L4B-1J8, Canada
	(c)	Citizenship Ontario, Canada
	(d)	Title of Class of Securities Common
	(e)	CUSIP Number 09228F103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☒	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
	(k)	☐

Group, in accordance with § 240.13d–1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with§ 240.13d–1(b)(1)(ii)(J), please specify the type of institution:Portfolio Manager registered in Ontario, Canada and other Canadian provinces

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Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 38,397,350
(b) Percent of class: 6.8%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 36,672,050
(ii) Shared power to vote or to direct the vote 0
(iii) Sole power to dispose or to direct the disposition of 38,397,350
(iv) Shared power to dispose or to direct the disposition of 0

Pursuant to Rule 13d-3(d)(1) aggregate amount of shares beneficially owned includes (i) 36,942,900 shares issuable upon the conversion of $369,429,000.00 principal amount of convertible debentures of Blackberry Limited and (ii) 225,900 shares, which may be acquired upon the exercise of a call option that expires in January 2017.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

The securities as to which this schedule is filed are owned of record by certain managed accounts of Canso Investment Counsel Ltd. These managed accounts have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

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Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to a Portfolio Manager registered in Ontario, Canada and other Canadian provinces is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2016
Date
/s/ Timothy Hicks
Signature
Timothy Hicks, Vice President
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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